ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 10, 2021
Alberto Zapata, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Digital Revolution ETF (S000072573)
Defiance Next Gen Conductivity ETF (S000072574)
(each, a “Fund” and, collectively, the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Mr. Zapata:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 700 to the Trust’s Registration Statement on Form N-1A filed May 7, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General Comments
Comment 1.In the description of each Index, please update the information provided as of a more recent date.
Response:    The requested changes have been made.
Comment 2.Please consider whether the heading “The Fund’s Investment Strategy” is redundant and consider deleting such heading.
Response:     The above-referenced heading, as well as the heading with the name of the applicable Fund’s Index, have been deleted from each Fund’s section entitled “Principal Investment Strategies”.
Defiance Digital Revolution ETF
Comment 3.In the first paragraph under “Principal Investment Strategies,” please replace references to “cryptocurrency assets” with “cryptocurrencies”. In the second sentence of such paragraph, please add “operating” before “companies that use”. Additionally, please delete the phrase “as proprietary investments” from the third sentence.
Response:    The requested changes have been made.
Comment 4.In the paragraph preceding the table of company types in the Index, please replace “include” with “are”.
Response:     The requested change has been made.
Comment 5.In the first row of the table of companies in the Index, please revise the description to clarify that the Fund does not invest in cryptocurrency funds. In each row of the table, please add “Companies” to the end of the heading for the applicable type of companies. Please also supplementally confirm that the Fund does not intend to invest in private investment vehicles that offer exposure to cryptocurrencies.
Response:    The description for Crypto Asset Management & Trading Companies has been revised to add the following: “(but not the cryptocurrency investment, asset management, or trading products themselves)”. Additionally, “Companies” has been added to each heading in the table. The Trust confirms that the Fund does not intend to invest in private investment vehicles that offer exposure to cryptocurrencies.

Comment 6.In the last row of the table of companies in the Index, please replace “distributed ledger technology and blockchain technology” with “blockchain technology and distributed ledger technology”.
Response:     The requested change has been made.
Comment 7.With respect to the paragraph following the table of companies in the Index, the Staff is of the view that the companies eligible for inclusion in the Index based on their exposure to the NFT ecosystem need a stronger nexus to NFTs than currently disclosed (e.g., that such companies have provided material funding for NFT related initiatives). Please disclose additional details such as an objective threshold for such companies to be eligible for inclusion in the Index. In the absence of such details, the Staff may have additional comments on the appropriateness of including “NFT” in the name of the Index.
Response:    The above-referenced paragraph has been revised to read as follows (revisions are in boldface font):
Companies eligible for inclusion based on their exposure to the NFT ecosystem are those companies that have publicly disclosed through regulatory filings (e.g., Form 10-K, 10-Q, 20-F, and 8-K filings), quarterly earnings reports, company presentations or official earnings conference call transcripts either that they (i) currently operate services for the issuance, creation, and commercialization of NFTs or (ii) ~~have announced an investment or funding in~~ invest in or fund, or will invest in or fund, internal or external projects targeting the issuance, creation, and commercialization of NFTs that are of material importance to such company. Companies that have made such public announcements through regulatory filings or other official communications are included because such announcements are an indication of the significance of such NFT-related activities to the company’s current or future activities. Companies that own or create NFTs but have not made public announcements of such activities are not included in the Index, and companies included the Index based on their exposure to the NFT ecosystem may operate businesses unrelated to the issuance, creation, and commercialization of NFTs.
The Trust believes that the above-referenced changes effectively inform investors of the basis on which NFT-related companies are included in the Index. Additionally, the Trust is not aware of any statute, rule, or written guidance from the Staff that addresses the appropriateness of the name of an index, particularly when the details of the methodology of such index are disclosed to investors and the fund does not share its name with the index. The Trust is similarly unaware of any statute, rule, or written guidance from the Staff that precludes a fund from investing in companies based on their public announcements regarding their NFT-related activities without an objective threshold for the value or impact of such activities on the company, particularly when there is no reference to such investments in the name of the Fund.
Comment 8.Please rename the “NFT Risk” sub-risk to clarify that the Fund does not invest directly in NFTs. Please also add to the NFT Risk that volatility in the value of NFTs may have a material adverse effect on a Digital Revolution Company’s business, financial condition, and results of operation.
Response:     The “NFT Risk” has been renamed “NFT Ecosystem Company Risk” and the requested disclosure has been added.
Comment 9.Please disclose that the Index may include small-, mid-, and large-capitalization companies.
Response:     The requested change has been made.

Defiance Next Gen Conductivity ETF
Comment 10.Please add to the strategy section what is meant by “Conductivity” in the Fund’s name. Please also disclose or explain supplementally what is mean by “Next Gen” in the Fund’s name.
Response:     The following disclosure has been added to the description of the Index:
Demand for copper comes from a variety of industries, including manufacturing and construction, and copper is expected to play a significant role in the development of new or “next generation” technologies such as electric vehicles and battery storage technologies given copper’s high degree of conductivity (i.e., ability to conduct electricity).
Comment 11.In the first sentence of the Index description, please delete “mining” from the parenthetical, as it is already explicitly stated in the sentence.
Response:     The above-referenced sentence has been revised to read as follows:
The Index is a rules-based index that consists of common stocks or depositary receipts of companies that derive at least 30% of their revenues or earnings from copper exploration, mining, refining and/or closely related activities (e.g., royalties) (collectively, “Copper Companies”).
Comment 12.Please disclose that Copper Companies may earn revenue or profit from other metals.
Response:     The following disclosure has been added to the description of the Index:
Copper Companies may also derive a significant portion of their revenues or earnings from activities related to metals other than copper.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President
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